SECURITIES N
W

06004018

# ANNUAL AUDITED REPORT
# FORM X-17A-5
# PART III

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| SEC FILE NUMBER |
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SEC MAIL PROCESSING
FEB 28 2006
WASH. D.C.

## FACING PAGE
**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING January 1, 2005 (MM/DD/YY) AND ENDING December 31, 2005 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Hollencrest Securities, LLC

| OFFICIAL USE ONLY |
|---|
| FIRM ID. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

100 Bayview Circle, Suite 500
(No. and Street)

| Newport Beach | California | 92660 |
|---|---|---|
| (City) | (State) | (Zip Code) |

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Peter Pellizzon (949) 737-7700
(Area Code – Telephone Number)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Rothstein, Kass & Company, P.C.
(Name – *if individual, state last, first, middle name*)

| 9171 Wilshire Boulevard, Suite 500 | Beverly Hills | California | 90210 |
|---|---|---|---|
| (Address) | (City) | (State) | (Zip Code) |

PROCESSED
MAY 18 2006
THOMSON FINANCIAL

**CHECK ONE:**
- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions

| FOR OFFICIAL USE ONLY |
|---|
| |

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02)

**Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

# OATH OR AFFIRMATION

I, Peter J. Pellizzon, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Hollencrest Securities, LLC, as of December 31, 20 05, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

AMY E. ELLIS
Commission # 1458622
Notary Public - California
Orange County
My Comm. Expires Dec 25, 2007

Notary Public

Signature

Managing Director
Title

This report** contains (check all applicable boxes):

- [x] (a) Facing page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

# HOLLENCREST SECURITIES, LLC

REPORT PURSUANT TO RULE 17a-5

FINANCIAL STATEMENT
AND
INDEPENDENT AUDITORS' REPORT

DECEMBER 31, 2005

# HOLLENCREST SECURITIES, LLC

## CONTENTS

Certified
Public
Accountants

Rothstein, Kass & Company, P.C.
9171 Wilshire Boulevard, Suite 500
Beverly Hills, CA 90210
tel 310.273.2770
fax 310.273.6649
www.rkco.com

Beverly Hills
Dallas
Denver
Grand Cayman
New York
Roseland
San Francisco
Walnut Creek

Rothstein Kass

# INDEPENDENT AUDITORS' REPORT

To the Members of Hollencrest Securities, LLC

We have audited the accompanying statement of financial condition of Hollencrest Securities, LLC (the "Company") as of December 31, 2005, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. This statement of financial condition is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition, assessing the accounting principles used and significant estimates made by the Company's management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of Hollencrest Securities, LLC as of December 31, 2005, in conformity with accounting principles generally accepted in the United States of America.

Rothstein, Kass & Company, P.C.

Beverly Hills, California
February 15, 2006

# HOLLENCREST SECURITIES, LLC

## STATEMENT OF FINANCIAL CONDITION

**December 31, 2005**

| | | |
|---|---|---|
| **ASSETS** | | |
| **Cash and cash equivalents** | $ | 404,508 |
| **Receivables from clearing brokers,** including clearing deposits of $100,000 | | 405,999 |
| **Receivables from customers** | | 68,418 |
| **Other receivables** | | 11,470 |
| **Securities owned,** at market | | 105,602 |
| **Securities owned,** at fair value | | 42,600 |
| **Property and equipment,** net | | 100,057 |
| **Other assets** | | 67,227 |
| | $ | 1,205,881 |
| **LIABILITIES AND MEMBERS' EQUITY** | | |
| **Liabilities** | | |
| Accounts payable and accrued expenses | $ | 91,441 |
| Accrued profit sharing | | 125,153 |
| Deferred rent | | 33,064 |
| Capital lease payable | | 2,816 |
| Other liabilities | | 1,700 |
| Total liabilities | | 254,174 |
| **Members' equity** | | 951,707 |
| | $ | 1,205,881 |

*See accompanying notes to financial statement.*

## 1. Nature of operations and summary of significant accounting policies

*Nature of Operations*

Hollencrest Securities, LLC (the "Company"), a California limited liability company, is a broker-dealer registered with the Securities and Exchange Commission (SEC) and an introducing broker registered with the Commodity Futures Trading Commission (CFTC). The Company is also a member of the National Association of Securities Dealers, Inc. (NASD) and the National Futures Association (NFA). The Company has three managing members with equal ownership interests. The Company provides investment and financial services to a variety of individual and corporate clients.

*Cash Equivalents*

The Company considers all highly liquid investments purchased with original maturities of three months or less to be cash equivalents.

*Valuation of Securities Owned, at Market*

The Company values investments in securities that are freely tradable and are listed on a national securities exchange or reported on the NASDAQ national market at their last sales price as of the last business day of the period. Other securities traded in the over-the-counter markets and listed securities for which no sale was reported on that date are valued at their last reported "bid" price.

*Valuation of Securities Owned, at Fair Value*

The Company values investments in securities for which there is no ready market at fair value as determined by the Company's management. Those estimated values do not necessarily represent the amounts that may be ultimately realized due to the occurrence of future circumstances that cannot be reasonably determined. Because of the inherent uncertainty of valuation, those estimated values may be materially higher or lower than the values that would have been used had a ready market for the securities existed.

*Property and Equipment*

Property and equipment, consisting of equipment, software, furniture and fixtures, is recorded at cost and depreciated using the straight-line method over estimated useful lives of three to seven years.

*Revenue and Expense Recognition from Securities Transactions*

Securities transactions and the related revenues and expenses are recorded on a settlement-date basis. The financial statement effect of recording commission income on the settlement date rather than on the trade date is not significant.

## 1. Nature of operations and summary of significant accounting policies (continued)

*Finance and Management Fees*

Revenues earned from investment management services are accrued when earned. Generally, such fees are deducted from custodial broker accounts established through the Company. At December 31, 2005, the Company has $322,325 in finance and management fee receivables outstanding, of which $253,907 and $68,418 are recorded in receivables from clearing brokers and customers, respectively.

*Syndicate Income*

The Company participates in syndicates, and such related income is recognized and recorded upon settlement.

*Fair Value of Financial Instruments*

Substantially all of the Company's financial instruments are carried at fair value. Receivables and payables are carried at cost plus accrued interest, which approximates fair value.

*Income Taxes*

The Company is a limited liability company and is not subject to Federal income taxes. Taxable income of the Company is reported on the members' individual tax returns. The Company is subject to an annual minimum state franchise tax and a limited liability company fee.

*Use of Estimates*

The preparation of the financial statement in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statement and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

## 2. Property and equipment

Property and equipment consists of the following at December 31, 2005:

| | |
|---|---|
| Computer equipment and software | $ 302,192 |
| Furniture and fixtures | 203,049 |
| Office equipment | 41,514 |
| | 546,755 |
| Less accumulated depreciation | (446,698) |
| Property and equipment, net | $ 100,057 |

### 3. Commitment

The Company leases its office space and certain equipment under non-cancellable capital and operating leases. At December 31, 2005, the Company's future minimum operating lease commitment is as follows:

| | | |
|---|---|---|
| Years ending December 31, | | |
| 2006 | $ | 246,660 |
| 2007 | | 251,593 |
| | $ | 498,253 |

Total rent expense for the year ended December 31, 2005 was $250,595.

Leased property under capital lease consists of the following at December 31, 2005:

| | | |
|---|---|---|
| Furniture and fixtures | $ | 101,378 |
| Less accumulated amortization | | (98,562) |
| | $ | 2,816 |

The future minimum lease payment under the capital lease is $2,816 due on January 1, 2006.

### 4. Profit sharing and pension plan

The Company has a 401(k) profit-sharing plan (the "Plan") that covers substantially all employees. The Company has received qualified status for the Plan from the Internal Revenue Service. During the year ended December 31, 2005, the Company recorded an expense of $137,833 as a contribution to the Plan, and $125,153 was payable as of December 31, 2005.

### 5. Net capital requirement

The Company is a member of the National Association of Securities Dealers, Inc., and is subject to the Securities and Exchange Commission Uniform Net Capital Rule 15c3-1. This rule requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1, and that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At December 31, 2005, the Company's net capital was $643,123, which was $543,123 in excess of its minimum net capital requirement of $100,000.

There are no material differences between the computation of net capital for audit purposes and the Company's unaudited Form X-17A-5, Part II-A filing as of December 31, 2005.

**6. Off balance-sheet risk**

Pursuant to clearance agreements, the Company introduces all of its securities transactions to clearing brokers on a fully disclosed basis. All of the customers' money balances and security positions are carried on the books of the clearing brokers. In accordance with the clearance agreements, the Company has agreed to indemnify the clearing brokers for losses, if any, which the clearing brokers may sustain from carrying securities transactions introduced by the Company. In accordance with industry practice and regulatory requirements, the Company and the clearing brokers monitor collateral on the customers' accounts.

In addition, the receivables from the clearing brokers are pursuant to these clearance agreements and include a clearing deposit of $100,000.

**7. Concentration of credit risk**

In the normal course of business, the Company's customer activities involve the execution, settlement, and financing of various customer securities transactions. These activities may expose the Company to off-balance-sheet risk in the event the customer or other broker is unable to fulfill its contracted obligations and the Company has to purchase or sell the financial instrument underlying the contract at a loss.

At December 31, 2005 and periodically throughout the year, balances in various cash accounts exceeded federally insured limits. To date, no losses have been experienced related to such amounts. The Company places cash with quality financial institutions and does not believe that a significant concentration of credit risk exists.

**8. Contingencies**

In the normal course of business, the Company has been named as a defendant in various matters. Management of the Company, after consultation with legal counsel, believes that the resolution of these matters will not have a material adverse effect on the financial condition, results of operations or cash flows of the Company.

**9. Related party transactions**

Certain members of the Company are affiliated with the general partner of Hollencrest Bayview Partners, L.P. (the "Fund"). The Company also serves as Investment Advisor to the Fund.

The Company earns commissions on the Fund's securities transactions and a management fee for its advisory services. For the year ended December 31, 2005, the Fund earned approximately $87,000 in net commissions on such transactions and $82,000 in management fees.